UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-36206

BIT Mining Limited

428 South Seiberling Street Akron, Ohio 44306 United States of America +1 (346) 204-8537

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, as amended, initially filed with the U.S. Securities and Exchange Commission on July 30, 2021 (Registration No. 333-258329), and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Stockholders’ Equity

BIT Mining Limited (the “Company”) believes that, as of the date of this filing, its stockholders’ equity is greater than $50 million, primarily due to (i) the completion of the first phase of previously-announced acquisition of crypto mining data centers and Bitcoin mining machines in Ethiopia, and (ii) the issuance of American depositary shares in connection with its at-the-market offering. As a result, the Company believes that it is currently in compliance with the continued listing criteria of the New York Stock Exchange (the “NYSE”) under Rule 802.01B of NYSE Listed Company Manual. If we were to fall out of compliance with Rule 802.01B again, we would be subject to immediate reevaluation by the NYSE.

The Company’s determination of stockholders’ equity is based on estimates and information available to it as of the date hereof, is not a comprehensive statement of its financial results or position as of or for the quarter ending December 31, 2024, and has not been audited, reviewed or compiled by its independent registered public accounting firm. The Company’s financial closing procedures for the quarter ending December 31, 2024 are not yet completed and, as a result, stockholders’ equity upon completion of its closing procedures may vary from this preliminary estimate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIT MINING LIMITED

By:	/s/ Xianfeng Yang
Name:	Xianfeng Yang
Title:	Chief Executive Officer

Date: December 17, 2024